Exhibit 99.1

Alexco Reports Fourth Quarter and Year End 2018 Results

VANCOUVER, March 13, 2019 /CNW/ - Alexco Resource Corp. (NYSE American: AXU, TSX: AXR) ("Alexco" or the "Corporation") today reports financial results for the fourth quarter and year ended December 31, 2018.  All figures are expressed in Canadian dollars unless otherwise stated.  For the fourth quarter of 2018 Alexco recorded a net loss of $1.8 million ("M") or $0.02 per share. Alexco Environmental Group ("AEG"), a wholly owned subsidiary of Alexco, recognized revenues of $8.9 M with a gross profit of $2.2 M. For the full year 2018 Alexco recorded a net loss of $8.5 M or $0.08 per share, including net non-cash costs totaling $2.6 M. The net working capital position at December 31, 2018 was $10.2 M.

2018 Highlights

  The Corporation's cash and cash equivalents at December 31, 2018 totaled $8.6 M compared to $17.9 M at December 31, 2017, while net working capital totaled $10.2 M compared to $18.7 M at December 31, 2017. The Corporation's restricted cash and deposits at December 31, 2018 totalled $2.7 M compared to $7.1 M at December 31, 2017.
  Alexco Environmental Group ("AEG"), recognized revenues of $19.9 M for the year ended December 31, 2018 for a gross profit of $6.1 M achieving a gross margin of 30% compared to revenues of $10.7 M for the year ended December 31, 2017 for a gross profit of $4.0 M achieving a gross margin of 37%.
  On February 23, 2018 Alexco entered into a definitive credit agreement with Sprott Private Resource Lending (Collector), L.P. ("Sprott") to provide a US$15 M credit facility (the "Credit Facility"), which remains undrawn.
  On April 30, 2018 Alexco replaced $6.3 M of cash placed as security for its Keno Hill property with a surety bond. The surety instrument is collateralized with $2.4 M of cash with the resulting $3.9 M plus accrued interest being reclassified to unrestricted cash.
  On June 14, 2018, the Corporation completed a bought deal public offering and issued 4,703,000 flow-through common shares (the "Flow-Through Shares") at a blended price of $1.92 per share for aggregate gross proceeds of $9.0 M.
  During the year 1,167,351 warrants were exercised for proceeds to Alexco of $2.0 M.
  On April 12, 2018 Alexco announced the appointment of Karen McMaster to the Board of Directors. Ms. McMaster's extensive history in the mining industry has been primarily focused on legal counsel for environmental matters as well as exploration and mine development.

MINE OPERATIONS AND EXPLORATION

  On May 2, 2018, Alexco announced completion of 550 meters ("m") on the Bermingham underground advanced exploration decline, initially collared in August 2017, and subsequently completed a 4,230m underground exploration drill program from the decline. Results from this drilling program were released on August 9, 2018 and September 17, 2018.
  Following completion of underground advanced exploration work at Bermingham, Alexco commenced the underground ramping system at the Flame & Moth deposit. Alexco completed the targeted Flame & Moth underground development program for 2018 with 452 m driven in total, comprising 371 m of linear decline advance and 81 m included in support infrastructure.
  During 2018, the Corporation completed a total of 15,314 m of surface exploration drilling in 55 completed holes including 7,687 m in 26 drill holes in a new reconnaissance program, and 3,756 m in 11 holes in the Bermingham in-fill drilling program, as well as 1,179 m in ten holes at Flame & Moth for metallurgical and geotechnical purposes. A further 2,692 m was drilled on third party properties within the district complex. Results from the surface drilling programs were released on August 9, 2018, September 17, 2018 and January 29, 2019.
  On September 20, 2018 Alexco announced an updated and expanded mineral resource estimate for the Bermingham deposit (see news release dated September 20, 2018, entitled "Alexco Updates Bermingham Resource"). The indicated mineral resources expanded from 17.3 M ounces to 33.3 M ounces of contained silver at an average silver grade of 628 grams per tonne ("g/t"), while inferred mineral resources increased from 5.4 M ounces to 10.4 M ounces of contained silver at an average silver grade of 526 g/t.
  In the fourth quarter of 2018 the Corporation determined that the likely timeline to renew the currently active Water Use Licence ("WUL") (which includes authorization for water use and waste deposition related to development and processing of Bermingham ores) would be near the end of the second quarter of 2019. With this information in hand and the announcement of an expanded mineral resource at Bermingham (above), the Corporation elected to extend the pre-feasibility study ("PFS") completion timeline to the end Q1 2019. With respect to the outstanding renewal of the WUL originally expected in Q2 2019, the Corporation believes it prudent to guide towards a third quarter issuance of this final WUL, due to continued backlog pressure in the Yukon Water Board process.
  On December 6, 2018 the Association for Mineral Exploration ("AME") announced the recipients of their 2018 Celebration of Excellence Award winners. Alexco's Al McOnie (VP, Exploration), Seymour Iles (District Exploration Manager) and Jared Chipman (Sr. Geologist) were honored with the H.H. 'Spud' Huestis Award for Excellence in Prospecting and Mineral Exploration. This award is a result of their work on the recent discovery and delineation of more than 60 million ounces of silver in the Flame & Moth and Bermingham deposits in the Keno Hill Silver District.

ALEXCO ENVIRONMENTAL GROUP

  Alexco Environmental Group ("AEG"), recognized revenues of $19.9 M for the year ended December 31, 2018 for a gross profit of $6.0 M achieving a gross margin of 30% compared to revenues of $10.7 M for the year ended December 31, 2017 for a gross profit of $4.0 M achieving a gross margin of 37%. AEG operating income before taxes for 2018 was $1.5 M excluding non-cash costs of $165,000.
  On April 3, 2018 Alexco's wholly owned US subsidiary, Alexco Water and Environment Inc. ("AWE"), entered into a Master Services Agreement ("MSA") with Colorado Legacy Land LLC ("CLL") to become the Operator of Responsible Charge for the Schwartzwalder Mine and the former Cañon City Uranium Mill reclamation and cleanup projects. These long-term arrangements are expected to take more than ten years to complete and are expected to generate revenue in excess of US$20 M for AWE.
  On June 15, 2018 AEG acquired Contango Strategies Ltd. ("Contango"), a private company based in Saskatoon, Saskatchewan, for consideration of $1.4 M comprising $971,600 in cash and 237,999 common shares of Alexco at a value of $416,400. Settlement of the consideration is in two tranches with $1.0 M (comprising $601,600 in cash and $416,400 in Alexco common shares) paid on closing with the remaining $370,000 cash payment to be made on the first anniversary of the closing of the transaction. The acquisition includes all of Contango's operations including $450,000 in working capital, and property, plant and equipment.

Alexco's Chairman and Chief Executive Officer Clynt Nauman said, "From a mining perspective 2018 was a transitional year for Alexco – steadily progressing from explorer – developer to developer – producer at Keno Hill. As a result of exploration work conducted in 2017 and 2018, the Bermingham indicated mineral resources were expanded from 17.3 M ounces to 33.3 M ounces of contained silver at an average silver grade of 628 g/t, this resource now underpinning a new PFS study due to be published at the end of this month. As we move into the second quarter of 2019 we are very focused on market conditions, commercial terms and final permitting progress as part of our disciplined progress toward a final production decision. Along with progress on the mining side of the Company, we have overseen a significant expansion of our environmental business, AEG, which now employs more than 80 professionals in six offices across the US and Canada and posted a record  $20 million in revenue in 2018".

Financial

Alexco's cash and cash equivalents at December 31, 2018 totaled $8.6 M compared to $17.9 M at December 31, 2017, while net working capital totaled $10.2 M compared to $18.7 M for the same dates.  With its cash resources and net working capital on hand at December 31, 2018, Alexco anticipates it will have sufficient capital resources to service the working capital requirements of its mine site care and maintenance, exploration activities, environmental services business and corporate offices and administration as planned for the next twelve months.

SELECTED ANNUAL CONSOLIDATED CORPORATE INFORMATION

	As at and for the year ended December 31
(expressed in thousands of Canadian dollars, except per share amounts)	2018	2017	2016

Revenue	19,880	10,732	11,361
Gross profit	6,052	4,000	2,866

Net loss	(8,501)	(7,813)	(4,524)
Loss per share:
Basic	($0.08)	($0.09)	($0.05)
Diluted	($0.08)	($0.09)	($0.05)
Total assets	133,018	122,324	109,686
Total long-term liabilities	8,384	5,669	4,332
Dividends declared	Nil	Nil	Nil

Financial Report and Conference Call for Fourth Quarter and Year End 2018 Results

Full details of the financial and operating results for the fourth quarter and year ended December 31, 2018 are described in Alexco's interim condensed consolidated financial statements with accompanying notes and related Management's Discussion and Analysis.  These documents and additional information on Alexco, including its annual information form, are available on Alexco's website at www.alexcoresource.com and on SEDAR at www.sedar.com and on EDGAR at www.sec.gov/edgar.shtml.

Alexco is holding an audio webcast conference call to discuss these results at 12:30 a.m. Eastern (9:30 a.m. Pacific) on Thursday, March 14, 2019.  To participate in the live call, please use one of the following methods:

Dial toll free from Canada or the US:	1-800-319-4610
Dial from outside Canada or the US:	1-604-638-5340
Conference ID#:	Ask to join the Alexco conference call
Live audio webcast:	www.alexcoresource.com

Participants should connect five to ten minutes before the call. The conference call will be recorded and an archived audio webcast will be available at www.alexcoresource.com.

Qualified Persons

The disclosure in this news release of scientific and technical information regarding exploration projects on Alexco's mineral properties has been reviewed and approved by Alan McOnie, FAusIMM, Vice President, Exploration, while that regarding mine development and operations has been reviewed and approved by Neil Chambers, P.Eng., Mine Superintendent, both who of whom are Qualified Persons as defined by National Instrument 43-101 - Standards of Disclosure for Mineral Projects.

About Alexco

Alexco owns the majority of the historic high-grade Keno Hill Silver District in Canada's Yukon Territory as detailed in its preliminary economic assessment (the "PEA") entitled "Preliminary Economic Assessment of the Keno Hill Silver District Project, Yukon, Canada", which is dated March 29, 2017, with an effective date of January 3, 2017, and anticipates the sequential development of four high grade silver deposits over an eight year mine life producing more than one million tonnes with an average grade of 843 g/t silver, 3.3% lead and 4.6% zinc. Silver production is anticipated to be approximately 3.5 million ounces per year. The PEA is preliminary in nature and includes inferred mineral resources that are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as mineral reserves, and there is no certainty that the PEA will be realized. Mineral resources that are not mineral reserves do not have demonstrated economic viability.

Alexco also operates a wholly-owned subsidiary business, Alexco Environmental Group, that provides mine-related environmental services, remediation technologies and reclamation and mine closure services to both government and industry clients in North America and elsewhere.

Please visit the Alexco website at www.alexcoresource.com

To receive, free of charge, printed copies of Alexco's financial statements, management's discussion and analysis, annual information form and Form 40-F for any reporting period, shareholders may contact Alexco's Corporate Office directly.

Some statements ("forward-looking statements") in this news release contain forward-looking information concerning Alexco's anticipated results and developments in Alexco's operations in future periods, planned exploration and development of its properties, plans related to its business and other matters that may occur in the future, made as of the date of this news release.  Forward-looking statements may include, but are not limited to, statements with respect to the future remediation and reclamation activities, future mineral exploration, the estimation of mineral reserves and mineral resources, the realization of mineral reserve and mineral resource estimates, future mine construction and development activities, future mine operation and production, the timing of activities and reports, the amount of estimated revenues and expenses, the success of exploration activities, permitting time lines, requirements for additional capital and sources and uses of funds.  Forward-looking statements are subject to a variety of known and unknown risks, uncertainties and other factors which could cause actual events or results to differ from those expressed or implied by the forward-looking statements.  Such factors include, among others, risks related to actual results and timing of exploration and development activities; actual results and timing of mining activities; actual results and timing of environmental services activities; actual results and timing of remediation and reclamation activities; conclusions of economic evaluations; changes in project parameters as plans continue to be refined; future prices of silver, gold, lead, zinc and other commodities; possible variations in mineable resources, grade or recovery rates; failure of plant, equipment or processes to operate as anticipated; accidents, labour disputes and other risks of the mining industry; First Nation rights and title; continued capitalization and commercial viability; global economic conditions; competition; and delays in obtaining governmental approvals or financing or in the completion of development activities.  Forward-looking statements are based on certain assumptions that management believes are reasonable at the time they are made.  In making the forward-looking statements included in this news release, Alexco has applied several material assumptions, including, but not limited to, the assumption that Alexco will be able to raise additional capital as necessary, that the proposed exploration and development will proceed as planned, and that market fundamentals will result in sustained silver, gold, lead and zinc demand and prices.  There can be no assurance that forward-looking statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Alexco expressly disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise, except as otherwise required by applicable securities legislation.

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SOURCE Alexco Resource Corp.

View original content: http://www.newswire.ca/en/releases/archive/March2019/13/c9004.html

%CIK: 0001364128

For further information: Clynton R. Nauman, Chairman and Chief Executive Officer, Lisa May, Director of Investor Relations, Phone: (778) 945-6577, Email: lmay@alexcoresource.com

CO: Alexco Resource Corp.

CNW 20:00e 13-MAR-19